VIA COURIER AND EDGAR

January 31, 2013

Re:	Capital Trust, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 14, 2012
Form 10-Q for the Fiscal Quarter Ended September 30, 2012
Filed November 14, 2012
File No. 001-14788

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Gordon:

On behalf of Capital Trust, Inc., we are responding to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 17, 2013, regarding our Form 10-K for the year ended December 31, 2011 filed on February 14, 2012 (our “2011 Form 10-K”) and our Form 10-Q for the quarter ended September 30, 2012 filed on November 14, 2012 (our “Third Quarter 2012 Form 10-Q”).

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers refer to the page numbers of our EDGAR-filed Third Quarter 2012 Form 10-Q.

Form 10-Q for the Period Ended September 30, 2012

Note 1. Organization, page 7

1.	We note the statement in your response to comment 4 from our letter dated December 28, 2012 that loan modifications or asset sales within CT Legacy Asset are subject to the approval of JP Morgan. Please tell us the terms of JP Morgan’s approval rights, and clarify for us whether decisions about these activities require the consent of JP Morgan. In addition, please provide us with your assessment regarding whether your economic interest in CT Legacy Asset, including your obligation to absorb losses or right to receive benefits, is disproportionately greater than your stated power to direct these activities.

410 Park Avenue  •  14th Floor New York, New York 10022  •  212.655.0220  •  Fax 212.655.0044

Mr. Daniel L. Gordon

January 31, 2013

In response to the Staff’s comment, we advise the Staff that through its wholly-owned subsidiaries, CT Legacy Asset is party to two repurchase agreements with JP Morgan, each of which is dated as of March 31, 2011 and was subsequently amended in 2011 and 2012 (collectively, as amended, the “JPM Repurchase Agreements”). See Exhibits 10.9 and 10.10 to our Quarterly Report on Form 10-Q filed on May 10, 2011 for each of the JPM Repurchase Agreements as initially entered into, and Exhibits 10.33 through 10.35 and 10.37 through 10.38, respectively, to our 2011 Form 10-K for the subsequent amendments to each of the JPM Repurchase Agreements.

Pursuant to the JPM Repurchase Agreements, CT Legacy Asset is required to obtain the consent of JP Morgan prior to a loan modification or asset sale, which we have identified as the activities that would most significantly impact its economic performance. Specifically, CT Legacy Asset may not “take any action or effect any modification or amendment to any [collateral asset], sell any [collateral asset] or otherwise restructure any [collateral asset] or accept any discounted payoff with respect thereto, without first having given prior notice thereof to [JP Morgan] in each such instance and receiving the prior written consent of [JP Morgan].” We advise the staff that we are further required to provide JP Morgan with regular reporting on the collateral assets and hold periodic consultations with them regarding the performance of the CT Legacy Asset portfolio, loan modifications, and plans for asset sales under consideration. JP Morgan actively exercises the rights afforded them under the JPM Repurchase Agreements and, as a result of these rights, we do not believe that either party meets the control requirements of ASC 810-10-25-38A(a), and therefore neither party should consolidate CT Legacy Asset.

With respect to our assessment regarding whether our economic interest in CT Legacy Asset is disproportionately greater than our stated power to direct these activities, we note that ASC 810-10-25-38G indicates that in determining the primary beneficiary of a variable interest entity (“VIE”):

“Consideration shall be given to situations in which a reporting entity’s economic interest in a VIE, including its obligation to absorb losses or its right to receive benefits, is disproportionately greater than its stated power to direct the activities of a VIE that most significantly impact the VIE’s economic performance. Although this factor is not intended to be determinative in identifying a primary beneficiary, the level of a reporting entity’s economic interest may be indicative of the amount of power that reporting entity holds.”

In this regard we advise the Staff that we have evaluated the economic interests held by JP Morgan and us to determine whether we were exposed to variability that was disproportionately greater than our stated power and determined that this disproportionality did not exist. CT Legacy Asset’s liability under the JPM Repurchase Agreements represents a significant balance secured by a high-risk portfolio of assets, a significant portion of which are in various stages of distress, and the ultimate recovery from (and value of) this portfolio is uncertain. We also note that JP Morgan is the counterparty to multiple interest rate swaps with CT Legacy Asset, which provide further variability to its overall economic interest in the entity.

Mr. Daniel L. Gordon

January 31, 2013

We believe that JP Morgan’s aggregate economic interests in CT Legacy Asset are proportionate to its stated level of control over the entity. Our economic interest is in the form of equity which exposes us to unsecured losses and the potential asset recoveries, which we similarly believe are not disproportionate to our stated control over CT Legacy Asset. Based on this and the consents required of both parties to direct the activities that most significantly impact the economic performance of CT Legacy Asset, we concluded that neither party was the primary beneficiary.

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Please do not hesitate to call me at (212) 655-0247 with any questions or further comments you may have regarding these filings or if you wish to discuss the above response.

Very truly yours,

CAPITAL TRUST, INC.

/s/ Geoffrey G. Jervis
Geoffrey G. Jervis
Chief Financial Officer

cc:	Securities and Exchange Commission
Mr. Jonathan Wiggins